EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]
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                                 PRESS RELEASE
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               NEW MANAGEMENT FOR THE NETWORK PUBLICIS WORLDWIDE
              OLIVIER FLEUROT JOINS PUBLICIS AS EXECUTIVE CHAIRMAN
                 RICHARD PINDER IS NAMED CHIEF OPERATING OFFICER



Paris - October 4, 2006 - Maurice Levy, Chairman and Chief Executive Officer of Publicis Groupe opened the Comex (Executive Committee) meeting of the Publicis network this morning by officially announcing important changes to the network's top management team.

Rick Bendel, Chief Operating Officer of Publicis Worldwide, decided to accept to be the Group Marketing Director at Asda (WalMart in the UK). With Publicis for twenty years, and following a superb professional career, Rick Bendel has made this choice largely for lifestyle reasons. Continuous trips between the different continents had deprived him and his family of a true family life over the last few years.

Maurice Levy said: "PERSONALLY, I WILL MISS RICK A LOT. WE DEVELOPED A GREAT COMPLICITY - GREAT BATTLES BROUGHT US TOGETHER - AND HE INSPIRED A STRONG CONFIDENCE. FROM THE BOTTOM OF MY HEART, I WISH HIM THE UTMOST SUCCESS IN HIS NEW POST."

Publicis will be led and organized as follows:

         OLIVIER FLEUROT (54 years) joins Publicis as Executive Chairman. He will chair the COMEX (Executive Committee), and set the main strategic lines of the network, and contribute to developing important global clients. His brilliant career as a media leader in Paris (LES ECHOS) and in London (as Chief Executive Officer of THE FINANCIAL TIMES), as well as his recent experience alongside Marjorie Scardino, CEO of Pearson, will be major strengths. In addition, his bicultural experience gives him a real advantage in understanding and managing a multicultural network such as Publicis.

         RICHARD PINDER (42 years) is appointed Chief Operating Officer of Publicis. All the regions and the different functions of Publicis, and all of the different operations within the network will report to him. He will report to Olivier Fleurot. President of Leo Burnett EMEA since the beginning of 2004, Richard Pinder has a deep and practical knowledge of cultural diversity. He joined Leo Burnett in 2000 to successfully lead the Asia Pacific region.

"PUBLICIS IS "DIFFERENT": FRENCH BY BIRTH AND OF EUROPEAN ESSENCE. THE TEAMS HAVE AN ACUTE AND DEEP UNDERSTANDING OF CULTURAL AND SOCIAL DIFFERENCES WHICH ALLOWS THEM TO PERFECTLY RESPOND TO CLIENTS' NEEDS. THIS IS TRUE ON THE GLOBAL LEVEL AS WELL AS LOCALLY, THE NETWORK NOT ONLY SERVICES WORLD CLIENTS, BUT ALSO SEVERAL LOCAL CLIENTS, LEADERS ON THEIR NATIONAL MARKETS. THE CHALLENGE THAT OLIVIER AND RICHARD ARE TAKING ON WILL BE TO GENERATE A STRONG FORWARD MOMENTUM, SO THAT PUBLICIS WORLDWIDE CAN TAKE ON THIS NEXT PHASE WITH VIGOROUS GROWTH," said Maurice Levy.


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Rick Bendel says: "I SPENT TWENTY FABULOUS YEARS WITH PUBLICIS DURING WHICH I
NEVER STOPPED LEARNING, THANKS NOT ONLY TO MAURICE LEVY, BUT ALSO TO OUR CLIENTS WHO PUSHED US TO DO OUTDO OURSELVES, AND TO THE TEAMS WITH THEIR CONTAGIOUS ENTHUSIASM AND THEIR IMPRESSIVE RANGE OF EXPERTISE. I KNOW OLIVIER AND RICHARD, AND I HAVE COMPLETE CONFIDENCE IN THIS PAIR, WHO ARE NOT ONLY COMPETENT BUT EXTREMELY DYNAMIC."

Olivier Fleurot for his part expressed "GREAT JOY TO BE JOINING PUBLICIS AND MAURICE LEVY TODAY. I KNOW THE FACTORS THAT WILL STRONGLY IMPACT THE MEDIA AND COMMUNICATION SECTORS, AND THIS IS WHAT MAKES THE CHALLENGE EVEN MORE ATTRACTIVE. I'M REALLY EXCITED TO JOIN THE GREAT TEAMS AT PUBLICIS AND I AM LOOKING FORWARD TO CREATING A NEW MOMENTUM WITH RICHARD, ONE WHICH IS TO THE ADVANTAGE OF OUR CLIENTS, THEIR BRANDS AND THEIR PRODUCTS."

Richard Pinder added: "HAVING BEEN PART OF THE GROUPE SINCE THE BCOM3 ACQUISITION, I'M PROUD TO JOIN PUBLICIS, THE FLAGSHIP NETWORK OF OUR GROUPE. MORE THAN EVER, HOLISTIC COMMUNICATION MUST BE DEVELOPED FURTHER. WITH OLIVIER AND HIS PRECIOUS EXPERIENCE IN THE MEDIA, I AM CONFIDENT IN THE QUALITY OF ALL OUR TEAMS TO MOVE FORWARD."


                                       ***
PUBLICIS
As the founding pillar of Publicis Groupe, Publicis is the largest network within the organization. With over 8,900 employees in 251 offices across 82 countries, Publicis is the 1st agency in Europe and 6th in the world. As a pioneer, Publicis set out to become the most holistic agency in the world. This entails having such a large palette of skills and expertise that it can address all of a client's communication needs. French by origin, European by essence, Publicis prides itself on its second to none understanding of multicultural challenges.

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on five continents, and employs approximately 40,000 professionals.

The Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49% owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM


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                                    CONTACTS
                                PUBLICIS GROUPE
      Pierre Benaich, Relations Investisseurs           +33 (0)1 44 43 65 00
      Eve Magnant, Communication Corporate              +33 (0)1 44 43 70 25


                                    PUBLICIS
      Jean Marzloff, Marketing and Network Director     +33 (0)1 44 43 71 93
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